Exhibit 21
LIST OF SUBSIDIARIES OF THE REGISTRANT

The following are the subsidiaries of SoFi Technologies, Inc. as of December 31, 2021, omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Name	State or Other Jurisdiction of Organization
Social Finance, Inc. (1)	DE
SoFi Lending Corp.(1)	CA
Galileo Financial Technologies, LLC	DE
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(1)The names of 5 warehouse financing facilities that are direct subsidiaries of Social Finance, Inc. and 29 warehouse financing facilities that are direct subsidiaries of SoFi Lending Corp., all of which operate in the United States, have been omitted, as they are wholly-owned subsidiaries carrying on the same line of business.